                                                                     EXHIBIT 8.1



                        [LETTERHEAD OF HUNTON & WILLIAMS]


                               February 18, 1999


Lowe's Companies, Inc.
State Highway 268 East (Elkin Highway)
North Wilkesboro, North Carolina  28659


                    MERGER OF MARINER MERGER CORPORATION INTO
                          EAGLE HARDWARE & GARDEN, INC.
                       CERTAIN FEDERAL INCOME TAX MATTERS

Ladies and Gentlemen:

        We have acted as counsel to Lowe's Companies, Inc. ("Lowe's"), a North Carolina corporation, in connection with the proposed merger (the "Merger") of Mariner Merger Corporation ("Merger Corporation"), a Washington corporation and wholly-owned subsidiary of Lowe's, with and into Eagle Hardware & Garden, Inc. ("Eagle"), a Washington corporation, pursuant to the Agreement and Plan of Merger dated as of November 22, 1998, among Lowe's, Merger Corporation, and Eagle (the "Agreement"). This opinion letter is delivered to you pursuant to
Section 9.2(d) of the Agreement. Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.

        Eagle's only class of stock outstanding is common stock. Each outstanding share of Eagle common stock (other than shares for which dissenter's rights are exercised and any shares held by Eagle) will be converted into a fraction of a share of Lowe's common stock according to an exchange ratio based on the Base Period Trading Price of the Lowe's common stock; however, the maximum exchange ratio will be 0.8659 of a share of Lowe's common stock and the minimum exchange ratio will be 0.6400 of a share of Lowe's common stock. If an Eagle shareholder otherwise would be entitled to receive a fractional share of Lowe's common stock upon the exchange of shares of Eagle common stock, Lowe's will pay cash in lieu of issuing any fractional share. Any Eagle shareholder who exercises and perfects dissenter's rights will be entitled to receive cash for the fair value of the shareholder's shares of Eagle common stock.

        Each share of Lowe's common stock issued in the Merger will also represent one stock purchase right issued pursuant to the Lowe's Rights Agreement dated as of September 9, 1998. Future references herein to Lowe's common stock refer to both the common stock and such rights.

Lowe's Companies, Inc.
February 18, 1999
Page 2


        You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the Form S-4 Registration Statement under the Securities Act of 1933 relating to the Merger (the "S-4"), and such other documents as we have considered necessary. In addition, we have been advised by appropriate officers of Lowe's and Eagle as follows:

        1. The fair market value of the Lowe's common stock (including any fractional share interest) received by an Eagle shareholder in exchange for Eagle common stock will be approximately equal to the fair market value of Eagle common stock surrendered in the exchange.

        2. None of the compensation received by any shareholder-employee of Eagle will be separate consideration for, or allocable to, any shares of Eagle common stock; none of the shares of Lowe's common stock received by any shareholder-employee in the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

        3. The payment of cash in lieu of fractional shares of Lowe's common stock is solely for the purpose of avoiding the expense and inconvenience to Lowe's of issuing fractional shares and does not represent separately bargained-for consideration.

        4. No share of Eagle common stock has been or will be redeemed directly or indirectly (including, without limitation, through a partnership) by Eagle or acquired directly or indirectly (including, without limitation, through a partnership) by any subsidiary of Eagle in anticipation of the Merger, and Eagle has not made and will not make any extraordinary distribution with respect to its stock in anticipation of the Merger.

        5. There is no plan or intention for Lowe's or any subsidiary of Lowe's to acquire directly or indirectly (including, without limitation, through a partnership) any of the Lowe's common stock issued in the Merger or to make any extraordinary distribution with respect to such stock.

        6. Neither Lowe's nor any subsidiary of Lowe's (a) owns any shares of Eagle common stock or (b) has acquired or will acquire directly or indirectly (including, without limitation, through a partnership) any shares of Eagle common stock in anticipation of the Merger.

        7. Following the Merger, Eagle will hold (a) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Eagle immediately before the Merger and (b) at least 90 percent of the fair market value of the net

Lowe's Companies, Inc.
February 18, 1999
Page 3

assets and at least 70 percent of the fair market value of the gross assets held by Merger Corporation immediately before the Merger. For this purpose, amounts paid by Eagle or Merger Corporation for expenses related to the Merger, amounts paid with respect to shares of Eagle common stock for which dissenter's rights are exercised, and any redemptions and distributions (except for regular, normal dividends) made in connection with the Merger will be included as assets held by Eagle or Merger Corporation, as appropriate, immediately before the Merger, but any assets transferred to Merger Corporation by Lowe's in connection with the Merger are not taken into account.

        8. On the effective date of the Merger, the fair market value of Eagle's assets will exceed the sum of Eagle's liabilities plus the amount of liabilities, if any, to which its assets are subject.

        9. Following the Merger, Eagle will continue its historic business or use a significant portion of its historic business assets in a business.

        10. The liabilities of Merger Corporation, if any, that will be assumed by Eagle and the liabilities, if any, to which assets of Merger Corporation are subject were incurred by Merger Corporation in the ordinary course of business. Merger Corporation holds, and will hold, only those assets necessary for it to effect the Merger.

        11. There is no indebtedness existing between (a) Eagle or any subsidiary of Eagle and (b) Lowe's, Merger Corporation, or any other subsidiary of Lowe's.

        12. Lowe's, Merger Corporation, Eagle, and the shareholders of Eagle have paid or will pay their respective expenses, if any, incurred in connection with the Merger, except that filing fees and printing costs incurred in connection with filing and printing the S-4 and the Proxy Statement relating to the Merger will be shared equally by Lowe's and Eagle.

        13. If dissenter's rights are exercised and perfected with respect to more than five percent of the outstanding shares of Eagle common stock, neither Eagle nor any subsidiary of Eagle will directly or indirectly pay or provide funds for payment to any Eagle shareholder who exercises dissenter's rights.

        14. Lowe's owns, and immediately before the Merger will own, all the outstanding shares of stock of Merger Corporation.

        15. After the Merger, Eagle will not issue additional shares of its stock that would result in Lowe's owning less than 80 percent of the total combined voting power of all classes of Eagle voting stock or less than 80 percent of each class of Eagle nonvoting stock.

Lowe's Companies, Inc.
February 18, 1999
Page 4

        16. Neither Lowe's nor Eagle has any plan or intention (a) to liquidate Eagle, (b) to merge Eagle into another entity, (c) to sell or otherwise dispose of any stock of Eagle, or (d) to sell or otherwise dispose of any of Eagle's assets, except for (i) dispositions made in the ordinary course of business (including the possible sale and leaseback of certain Eagle facilities) and (ii) the possible transfer of certain Eagle facilities in southern California to Lowe's provided that such transfers will not cause the representations in paragraph number seven above to be untrue.

        17. For each of Lowe's, Merger Corporation, and Eagle, less than 50 percent of the fair market value of its adjusted total assets consists of stock and securities. For purposes of the preceding sentence, (a) a corporation's adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities and (b) a corporation's adjusted total assets exclude stock and securities issued by any subsidiary at least 50 percent of the voting power or 50 percent of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary's stock owned by the corporation) of the assets owned by any such subsidiary.

        18. At all times during the five-year period ending on the effective date of the Merger, no Eagle shareholder that is a nonresident alien or foreign entity has owned directly or indirectly of record or, to the knowledge of Eagle, beneficially more than five percent of the outstanding Eagle common stock.

        19. Since April 16, 1997, Eagle has not distributed to its shareholders or security holders stock or securities of a controlled corporation in a transaction to which section 355(a) of the Internal Revenue Code of 1986, as amended (the "Code") applies.


        We assume that (a) the preceding enumerated statements are and will remain accurate, (b) the Merger will be consummated in accordance with the Agreement, and (c) the sum of (i) the number of shares of Eagle common stock for which cash is paid in lieu of the issuance of fractional shares of Lowe's common stock and (ii) the number of shares of Eagle common stock for which dissenter's rights are exercised will be less than 20 percent of the shares of Eagle common stock outstanding immediately before the Merger.


         On the basis of the foregoing, we are of the opinion that (under existing law) for federal income tax purposes the Merger will be a reorganization within the meaning of section 368(a) of the Code and Lowe's, Merger Corporation, and Eagle each will be a "party to a reorganization" within the meaning of section 368(b) of the Code. We are also of the opinion that the material federal income tax consequences of the Merger to Eagle shareholders are fairly summarized in the S-4 under the headings "Summary--Important Federal Income Tax Consequences" and "The Merger--Material Federal Income Tax Consequences."

Lowe's Companies, Inc.
February 18, 1999
Page 5

        Except as set forth above, we express no opinion regarding any tax consequences of the Merger. This opinion may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent. We consent to the use of this opinion as an exhibit to the S-4 and to the references to this firm in the S-4 under the aforementioned headings. In giving this consent, we do not admit that we are within the category of persons whose consent is required by section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.


                                                   Very truly yours,

                                                   /s/ Hunton & Williams